Exhibit 99.1

QIWI Receives a “BB-” Credit Rating from S&P Global

NICOSIA, CYPRUS – June 20, 2018 – QIWI plc (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”), today announced that S&P Global rating agency has assigned QIWI plc a “BB-/ B” long- and short-term credit ratings with a stable outlook.

Alexander Karavaev, QIWI Chief Financial Officer, said, “This is the first time QIWI plc received a credit rating and we would like to take this opportunity to acknowledge the dedication and insightfulness of the S&P Global team, who did great job analyzing our unique business model and product offering. Although we don’t have any immediate plans to raise debt on the market or otherwise as our payment services business generates substantial operating cash flows, we believe that a credit rating from one of the most well-known credit agencies is a useful tool that can facilitate the development and scaling of our financial services portfolio as well as support our relationships with our partners. We are satisfied with the results and trust that the assigned rating fairly reflects our financial position. We see many opportunities ahead and will continue to grow our business by focusing on building a wider digital infrastructure, expanding our product offering and penetrating our focus markets as well as new interesting niches.”

QIWI plc is rated as a holding company that incorporates its major subsidiaries including QIWI Bank JSC, QIWI JSC, and QIWI Payments Services Provider Ltd.

S&P Global analysis is focused on business, financial and risk profile of QIWI Group. S&P Global underlines that QIWI has minimal financial risk profile, stable market position and diversified product offering as well as relatively strong profitability. The stable and recurring nature of the cash-flow generation inherent to QIWI business model as well as the company’s ability to maintain substantial revenue growth rates, benefiting from increasing demand for noncash payments in Russia and entrance into new segments and niches, such as the sharing economy, betting, and self-employed also supports the credit rating and the stable outlook. The agency states that the Group has minimal financial risk and resilient financial risk profile.

S&P Global rating press release is available at www.standardandpoors.com

About QIWI plc.

QIWI is a leading provider of next generation payment and financial services in Russia and the CIS. It has an integrated proprietary network that enables payment services across online, mobile and physical channels. It has deployed over 20.3 million virtual wallets, over 149,000 kiosks and terminals, and enabled merchants and customers to accept and transfer over RUB 79 billion cash and electronic payments monthly connecting over 47 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably.

Contact

Varvara Kiseleva

Investor Relations

+357.25028091

ir@qiwi.com